Mail Stop 4561

July 2, 2008

Mr. Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, TX 78682

> **Re: Dell Inc.**
> **Registration Statements on Form S-1**
> **Filed June 5, 2008**
> **File Nos. 333-151459, 333-151460, 333-151463**
>
> **Form 10-K for the Fiscal Year Ended February 1, 2008**
> **Filed March 31, 2008**
> **File No. 000-17017**

Dear Mr. Tu:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statements on Form S-1

General

1.   Please disclose how you determined the Purchase Period for each rescission offer and how you determined that it was not appropriate to extend the rescission offer to all affected purchasers. In your response letter, please also tell us why the Purchase

Period for the ESPP rescission offer appears to extend from January 1, 2006, to December 31, 2006, while the Purchase Period for the retirement plan rescission offers extends from March 31, 2006, to April 3, 2007.

2.   You have permitted partial acceptance of the rescission offer by a purchaser only with respect to the ESPP. Please tell us why you are not extending similar terms to purchasers under the retirement plans.

3.   Consider identifying in the prospectus itself, rather than through incorporation by reference, the high and low sales prices for your common stock for each quarter during the past two years and any subsequent interim period for which financial statements are included. Please also consider disclosing in the registration statements for the retirement plan rescission offers the highest and lowest values of the Units for each quarter covered by the financial statements included in the filing, so that investors may take this information into account when deciding whether or not to accept the rescission offers.

4.   With respect to the retirement plan rescission offers, your registration statements are set up to provide offerees with the price of your common stock as of a recent date, but they do not disclose how many shares are represented by each Unit. Please confirm that a purchaser has the ability to ascertain how many shares of common stock are represented by each Unit held by such purchaser at any given time, and ensure that the applicable prospectus clearly describes how purchasers may do so.

5.   Please disclose how you determined that it was appropriate to calculate interest on the basis of the highest weekly average 1-year constant maturity U.S. Treasury yield in effect at any time during the Purchase Period, rather than, for instance, the statutory interest rate currently in effect in the state where you are incorporated, the state where your principal place of business is located, or the state in which the majority of persons to whom you are making the rescission offer are resident. In your response, please also tell us your determination as to whether the interest rate you have chosen would constitute "legal interest" as that term is used in Rule 13e-4(h)(6) under the Securities Exchange Act of 1934.

Questions and Answers about the Rescission Offer

What happens if I do not return the Rescission Offer Acceptance Form?

6.   Please qualify the reference to the securities not tendered into the rescission offer thereafter being "freely tradeable" with a statement regarding the continued applicability of any agreement pursuant to which the shares were issued or other transfer restrictions that may relate to the shares.

Background and Reasons for the Rescission Offer

7.   We note the following statements in your registration statements:

- "We have discovered that we inadvertently exceeded the number of shares of our common stock registered with the SEC for offer and sale to participants in the ESPP," page 9, Form S-1 (file no. 333-151459);
- "We have discovered that we inadvertently failed to register our common stock with the SEC for sale to participants in the Plans," page 10, Form S-1 (file no. 333-151460); and
- "We have discovered that we inadvertently exceeded the number of shares of our common stock registered with the SEC for sale to participants in the Plan," page 11, Form S-1 (file no. 333-151463)

Please expand the disclosure in each of your registration statements to provide further detail regarding the nature of the potential federal securities law violation(s). For example, specify the section(s) of the Securities Act of 1933 that may have been violated as well as the section(s) of the Act that may give rise to liability as a result of the possible violations. Also disclose in each prospectus how and when you discovered the possible securities law violations.

Effect of the Rescission Offer

8.   Please disclose the approximate aggregate dollar amount of funds you would need to expend if all eligible purchasers were to accept the applicable rescission offer. Please also disclose in each prospectus the approximate aggregate dollar amount of funds you would need to expend if all eligible purchasers in all three concurrent rescission offers were to accept those offers. We note in this regard your disclosure in the registration statements that you have sufficient funds available to pay for the purchase of any securities tendered as a result of the rescission offer.

9.   In addition, please disclose the percentage of shares and Units subject to the rescission offers that would be eligible for repurchase, based on estimates using the company's current stock price. In other words, state the number of shares of common stock or Units, as applicable, that were purchased at a price lower than the current price of such security.

Terms of the Rescission Offer

10.   In the last paragraph of this section, please disclose any recent sales or purchases of common stock made by or on behalf of the issuer. We note the repurchase program disclosed in your most recent annual and quarterly reports. In your response letter, please tell us your analysis as to the applicability of Regulation M and Rule 14e-5 under the Exchange Act to the rescission offer.

Exhibits

11.   You do not appear to be filing tax opinions as exhibits to your registration statements. Please advise as to why you consider this to be unnecessary. Refer to Item 601(b)(8) of Regulation S-K.

Form S-1 (file no. 333-151460)

General

12.   On the cover page of the prospectus and elsewhere in the filing, you state that you have been advised by your Canadian counsel with respect to certain Canadian provincial and U.S. federal securities law matters. Please tell us what consideration you gave to filing the written consent of your Canadian counsel with respect to these statements as an exhibit to the registration statement. See Rule 436 under the Securities Act of 1933.

Form 10-K for the Fiscal Year Ended February 1, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Operating Expenses, page 30

13.   We note that Selling, General and Administrative expenses increased approximately $1.6 billion in 2008, yet your disclosures appear only to identify and quantify approximately $230 million of this increase. Please tell us how you considered Item 303(a)(3) of Regulation S-K, as interpreted by Release No. 33-6835.

Financial Statements

Consolidated Statements of Cash Flows, page 49

14.   Tell us how you considered disclosing sales and maturities of marketable securities separately within the investing section of your statements of cash flows. Refer to paragraph 18 of SFAS 115.

Notes to Consolidated Financial Statements

Note 1 – Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 53

15.   We note your disclosures regarding your new retailer business. Please tell us how your accounting for retailer returns complies with SFAS 48 and SAB Topic 13.A.4.b, Question 5. In this regard, it is unclear to us how the contractual cap for returns represents a reliable estimate of returns as required by paragraph 6(f) of SFAS 48. As part of your response, please tell us how actual returns have compared to the contractual caps.

Note 4 – Capitalization, page 67

16.   We note that you have classified four million shares as redeemable common stock as of February 1, 2008, and May 2, 2008, due to the fact that these shares are subject to rescission rights. Please reconcile the liability recorded within your financial statements to the rescission offers contained in your above-referenced registration statements on Form S-1.

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As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or Mark Kronforst, Accounting Branch Chief, at (202) 551-3451, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-4383. If you require further assistance you may contact me at (202) 551-3503. If you thereafter require assistance you may contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (214) 969-5100
        Mark E. Betzen, Esq.
        Jones Day